UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
SHOSHONE SILVER/GOLD MINING COMPANY
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE PER SHARE
(Title of Class of Securities)

825356 108
(CUSIP Number)

John R. Reynolds
35853 Highway 550
Durango, CO 81301
970-759-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	name of reporting person i.r.s. identification no. of above person (entities only) John R. Reynolds
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* SC
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 3,100,000 shares
	8	shared voting power 3,100,000 shares
	9	sole dispositive power 3,100,000 shares
	10	shared dispositive power 3,100,000 shares
11	aggregate amount beneficially owned by each reporting person 6,200,000 shares (3,100,000 shares owned directly by Mr. Reynolds’ wife, Frances A. Reynolds)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 10.42%
14	type of reporting person* HC

1	name of reporting person i.r.s. identification no. of above person (entities only) Frances A. Reynolds
2	check the appropriate box if a member of a group* (A) ☐ (B) ☒
3	sec use only
4	source of funds* SC
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 3,100,000 shares
	8	shared voting power 3,100,000 shares
	9	sole dispositive power 3,100,000 shares
	10	shared dispositive power 3,100,000 shares
11	aggregate amount beneficially owned by each reporting person 6,200,000 shares (3,100,000 shares owned directly by Mrs. Reynolds’ husband, John R. Reynolds)
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 10.42%
14	type of reporting person* IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.10 par value per share (the “Common Stock”), of Shoshone Silver/Gold Mining Company, an Idaho corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5968 N. Government Way #305, Coeur d’Alene, ID 83815

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D Statement is hereby filed jointly by John R. Reynolds and Frances A Reynolds (collectively, the “Reporting Persons”).

The Reporting Persons’ employment currently consists of co-ownership of Durango Geophysical Operations, LLC, a Colorado Limited Liability Company engaged in providing geophysical services to mining companies.

Mr. Reynolds is a Director of the Issuer.  The Reporting Persons are citizens of the United States.

The principal residence of each Reporting Person is 35853 Highway 550, Durango, CO 81301

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 31, 2012, the Issuer entered into an Agreement and Plan of Merger dated October 17, 2012 (the “Merger Agreement”) with Bohica Mining Corp. (“Bohica”), a Colorado corporation, and its sole shareholders, John R. Reynolds and Frances A. Reynolds, by which the Issuer acquired Bohica through the merger of Shoshone Acquisition Corp., a newly created Colorado corporation and wholly owned subsidiary of the Issuer, into Bohica and issued shares of our common stock to the shareholders of Bohica.  Bohica is a newly formed entity and was incorporated on September 24, 2012.

As a result of the closing of the Merger Agreement, which occurred on October 31, 2012 (the “Closing”), Bohica became a wholly owned subsidiary of the Issuer.  Mr. and Mrs. Reynolds, as the sole shareholders of Bohica, each received 3,100,000 shares of the Issuer at Closing in exchange for all of the outstanding equity securities of Bohica.

ITEM 4.  PURPOSE OF TRANSACTION.

On October 31, 2012, the Issuer and Bohica entered into the Merger Agreement, pursuant to which the Issuer acquired all of the outstanding equity securities of Bohica in exchange for a total of 6,200,000 shares of the Issuer.  The purpose of the transaction was to acquire Bohica’s sole asset, certain patented and unpatented mining claims located in Beaver County, Utah, known as the Imperial Mine (the “Mining Claims”).

Except to the extent provided in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on October 31, 2012, the Issuer had 59,421,704 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have shared power to vote and direct the disposition of 6,200,000 shares of Common Stock, which constitutes approximately 10.42% of the outstanding shares.  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock they own.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Agreement and Plan of Merger dated October 17, 2012, incorporated here by reference to Exhibit 10.1 of Form 8-K filed by the Issuer on November 6, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2012	By:	/s/ John R. Reynolds
John R. Reynolds

Dated: November 9, 2012	By:	/s/ Frances A. Reynolds
Frances A. Reynolds